BERMAN FINK VAN HORN P.C.

Thomas E. Sowers
Direct: (678) 681-6015
Email: tsowers@bfvlaw.com

February 8, 2019

Board of Directors
Righting Fate Series, Inc.

Dear Board of Directors:

We are acting as special counsel to Righting Fate Series, Inc. (the "Company") with respect to the Company's preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 20,000,000 shares of the Company's $0.000001 par value common stock (the "Common Stock").

In connection with the opinion contained herein, we have examined the offering statement, the form of subscription agreement, the articles of incorporation and bylaws, the minutes of meetings of the Company's board of directors, as well as all other documents we have deemed necessary or appropriate to render this opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Common Stock being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Sincerely

BERMAN FINK VAN HORN P.C.

Thomas E. Sowers